ACQUISITION OF OPPENHEIMER EUROPE FUND
On October 16, 2003, the Fund acquired all of the net assets of Oppenheimer Europe Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Europe Fund shareholders on October 10, 2003. The Fund issued (at an exchange ratio of 0.134092 for Class A, 0.138901 for Class B, 0.137266 for Class C, 0.133602 for Class N and 0.136217 for Class Y of the Fund to one share of Oppenheimer Global Fund) 166,248; 83,141; 37,334; 1,891 and 2,075 shares of capital stock for Class A, Class B, Class C, Class N and Class Y, respectively, valued at $8,004,833, $3,748,829, $1,710,663, $90,471 and $100,485 in exchange for the net assets, resulting in combined Class A net assets of $6,408,114,533, Class B net assets of $1,306,165,730, Class C net assets of $663,476,264, Class N net assets of $123,310,171 and Class Y net assets of $290,474,300 on October 16, 2003. The net assets acquired included net unrealized appreciation of $941,452 and unused capital loss carryforward of $9,550,246 potential utilization subject to tax limitation. The exchange qualified as a tax-free reorganization for federal income tax purposes.